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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 2000

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                        Commission file number: 33-60032

                    Merfin Systems 401(k) Profit Sharing Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 001

        Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 2000 and 1999


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                 MERFIN SYSTEMS INC. 401(k) PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 2000 and 1999

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Assets

Investments at fair value --                              2000            1999
                                                       -------------------------
         ML Special Value Fund                          $ 12,007      $ 11,221
         ML S & P 500 Index fund                          54,115        34,365
         ML Retirement Reserves Money Fund                31,714        19,906
         ML Intermediate Government Bond fund              2,713           847
         ML Global Value Fund                             10,852         6,120
         ML Capital Fund                                  28,119        18,478
         ML Basic Value fund                              14,175         8,786
         Davis NY Venture Fund                            53,101        35,356
         ML Corporate Bond Fund                                1             0
         Alger Capital Appreciation                          201             0
         Munder Netnet Fund                                1,625             0
         Federated International Equity Fund                 890             0
         Common stock of Buckeye Technologies Inc.        41,363        12,361
         Accrued Income                                        6             0
                                                       -------------------------

Net assets available for benefits                       $250,882      $147,440
                                                       =========================




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                 MERFIN SYSTEMS INC. 401(k) PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 2000 and 1999




                                                                                    2000           1999
                                                                                 -----------------------------
Additions to net assets attributed to:

      Investment income
         Net appreciation (depreciation) in fair value of investments                $ 13,838       $ 14,805
         Interest and dividends                                                         7,312          1,795
                                                                                 -----------------------------
                                                                                       21,150         16,600

      Employee contributions                                                           70,960         91,282

      Employer contributions                                                           30,682         44,622
                                                                                 -----------------------------

         Total additions                                                              122,792        152,504

Deductions from net assets attributed to:

       Benefits paid to participants                                                   19,350          5,064
        Administrative expenses                                                             0              0
                                                                                 -----------------------------

         Total deductions                                                               19350          5,064
                                                                                 -----------------------------

Net increase in net assets                                                            103,442        147,440

Net assets available for benefits
        Beginning of year                                                             147,440              0
                                                                                 -----------------------------

         End of year                                                                $ 250,882      $ 147,440
                                                                                 =============================


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         Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERFIN SYSTEMS 401(k) PROFIT SHARING plan

By: /S/ GAYLE L. POWELSON
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Gayle L. Powelson, Senior Vice President and Chief Financial Officer

Date: December 22, 1999